Snow Lake Announces Premium Pricing of CDN$7.7 Million Flow-Through Offering

MANITOBA, CAN, September 18, 2023 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium™ (Nasdaq: LITM) (“Snow Lake” or the “Company”) is pleased to announce that it has priced and intends to complete a best-efforts flow-through financing of 2,133,979 of its common shares (each, a “Share”) at a price of CDN$3.6117 (US$2.67) per Share for gross proceeds of CDN$7,707,291.95 (US$5,697,709.73) (the “Offering”). The proceeds of the Offering will be used exclusively to further the Company’s lithium exploration and development programs in Manitoba.

The Shares will be offered for purchase and sale to purchasers in the province of Manitoba on a private placement basis under Canadian law. The Offering will be registered under applicable United States securities laws pursuant to a registration statement on Form F-3 filed with, and previously declared effective by, the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

The Company anticipates that the closing of the sale of the Shares will occur on or about September 21, 2023, and remains subject to the receipt of all necessary approvals.

CEO Remarks

Frank Wheatley, CEO of Snow Lake, commented: “We are extremely pleased to have arranged and priced this Offering at $2.67 per share, representing a 45% premium to our most recent closing price, minimizing the impact of dilution to our shareholders.

Funds raised through this raise will allow Snow Lake to continue to execute on its business plan to develop the Snow Lake Lithium™ Project into Canada’s next lithium mine, and to support the EV transition in North America.”

Next Steps

The proceeds from the Offering will allow Snow Lake to commence and make substantial progress on completion of the following development activities on the Snow Lake Lithium™ Project during the balance of 2023:

•Pre-feasibility study on the Snow Lake Lithium™ Project

•Winter drill program designed to expand the size and confidence of the current mineral resource

•Year 2 of the environmental baseline data collection program

•Additional metallurgical testwork, including potential bulk samples, to support the pre-feasibility study and product qualification

•Community and Indigenous consultations

•Discussions with potential off-takers for both direct shipping ore (“DSO”) and spodumene concentrate

About Snow Lake Resources Ltd.

Snow Lake is a Canadian lithium development company listed on Nasdaq “(LTIM”) with 2 hard rock lithium projects, the Thompson Brothers project and the Grass River project (together the “Snow Lake Lithium™ Project”), in the Snow Lake region of Northern Manitoba.  Snow Lake is focused on advancing the Snow Lake Lithium™ Project through subsequent phases of development and into production in order to supply the North American electric vehicle and energy storage markets.

The wholly owned Snow Lake Lithium™ Project now covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes measured, indicated and inferred resource at between 0.99% and 1.13% Li2O.

Forward Looking Statement This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Lithium™. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com